SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   38141G 10 4
                        -------------------------------
                                 (CUSIP Number)

                                 Gregory K. Palm
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                        -------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                   May 7, 1999
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

----------------------
CUSIP NO. 38141G 10 4                  13D
----------------------
-------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
-------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      As to a group consisting solely of Covered Persons*             (a)   [x]
      As to a group consisting of persons other than Covered Persons  (b)   [x]
-------------------------------------------------------------------------------
  3.  SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS: OO as to Covered Shares*, PF as to Uncovered Shares** (Applies to each person listed on Appendix A.)
-------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
      PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on
      Appendix A.)
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
-------------------------------------------------------------------------------
      NUMBER OF       7.  SOLE VOTING POWER (See Item 6)
        SHARES            As to Covered Shares, 0
    BENEFICIALLY          As to Uncovered Shares, as stated in Appendix A
      OWNED BY       ----------------------------------------------------------
     REPORTING        8.  SHARED VOTING POWER (See Item 6) (Applies to each
       PERSON             person listed on Appendix A.)
        WITH              277,438,706 Covered Shares held by Covered Persons
                          136,233 Uncovered Shares held by Covered Persons
                          21,975,421 shares held by KAA***
                          21,425,052 shares held by SBCM***
                     ----------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER (See Item 6)
                          As to Covered Shares, less than 1%****
                          As to Uncovered Shares, as stated in Appendix A
                     ----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER (See Item 6): 0
                          (Applies to each person listed on Appendix A.)
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      277,574,939*****
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (Applies to each person listed on Appendix A.)            [X]*****
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  63.5%*****
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON IN (Applies to each person listed on Appendix A.)
-------------------------------------------------------------------------------
----------
*       For a definition of this term, please see Item 2.

**      For a definition of this term, please see Item 3.

*** For a definition of this term, please see Item 2. The Covered Persons may be deemed to be members of a "group" with KAA and SBCM. Each Covered Person disclaims beneficial ownership of shares of Common Stock held by KAA and SBCM.

****    As to Jon S. Corzine, 1-2%.

***** Excludes 21,425,052 and 21,975,421 shares of Common Stock held by SBCM and KAA, respectively, as to which each Covered Person disclaims beneficial ownership. Each Covered Person also disclaims beneficial ownership of Common Stock held by each other Covered Person.

                              (Page 2 of 29 Pages)

                                                                                                APPENDIX A

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Bradley I. Abelow                                                                0                      0
Peter C. Aberg                                                                   0                      0
Paul M. Achleitner                                   Austria                     0                      0
Jonathan R. Aisbitt                                    UK                        0                      0
Elliot M. Alchek                                                                 0                      0
Andrew M. Alper                                                                  0                      0
Philippe J. Altuzarra                                France                      0                      0
Kazutaka P. Arai                                      Korea                      0                      0
David M. Atkinson                                      UK                        0                      0
Mitchel J. August                                                                0                      0
Armen A. Avanessians                                                             0                      0
John S. Barakat                                                                  0                      0
Barbara J. Basser-Bigio                                                          0                      0
David M. Baum                                                                    0                      0
Robert A. Beckwitt                                                               0                      0
Jonathan A. Beinner                                                              0                      0
Ron E. Beller                                                                    0                      0
Tarek M. Ben Halim                                Saudi Arabia                   0                      0
Jaime I. Bergel                                       Spain                      0                      0
Todd L. Bergman                                                                  0                      0
Milton R. Berlinski                              The Netherlands                 0                      0
Andrew S. Berman                                                                 0                      0
Frances R. Bermanzohn                                                            0                      0
Jeffrey J. Bernstein                                 Canada                      0                      0
Robert A. Berry                                        UK                        0                      0
Jean-Luc Biamonti                                    Monaco                      0                      0
James J. Birch                                         UK                        0                      0
Lloyd C. Blankfein                                                               0                      0
David W. Blood                                                                   0                      0

                              (Page 3 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
David R. Boles                                                                   0                      0
Charles W.A. Bott                                      UK                        0                      0
Charles C. Bradford III                                                          0                      0
Benjamin S. Bram                                                                 0                      0
Thomas C. Brasco                                                                 0                      0
Peter L. Briger, Jr.                                                             0                      0
Craig W. Broderick                                                               0                      0
Richard J. Bronks                                      UK                        0                      0
Charles K. Brown                                       UK                        0                      0
Vern J. Brownell                                                                 0                      0
Peter D. Brundage                                                                0                      0
Lawrence R. Buchalter                                                            0                      0
Steven M. Bunson                                                                 0                      0
Timothy B. Bunting                                     UK                        0                      0
Calvert C. Burkhart                                                              0                      0
Michael S. Burton                                      UK                        0                      0
George H. Butcher III                                                            0                      0
Lawrence V. Calcano                                                              0                      0
John D. Campbell                                                                 0                      0
Richard M. Campbell-Breeden                            UK                        0                      0
Anthony H. Carpet                                                                0                      0
Michael J.Carr                                                                   0                      0
Christopher J. Carrera                                                           0                      0
Virginia E. Carter                                                               0                      0
Calvin R. Carver, Jr.                                                            0                      0
Mary Ann Casati                                                                  0                      0
Chris Casciato                                                                   0                      0
Douglas W. Caterfino                                                             0                      0
Michael J. Certo                                                                 0                      0
Varkki P. Chacko                                                                 0                      0
David K. Chang                                       Taiwan                      0                      0

                              (Page 4 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Thomas P. Chang                                                                  0                      0
Sacha A. Chiaramonte                                 Germany                     0                      0
Andrew A. Chisholm                                   Canada                      0                      0
Robert J. Christie                                                               0                      0
Peter T. Cirenza                                                                 0                      0
Kent A. Clark                                        Canada                      0                      0
Zachariah Cobrinik                                                               0                      0
Abby Joseph Cohen                                                                0                      0
Gary D. Cohn                                                                     0                      0
Christopher A. Cole                                                              0                      0
Timothy J. Cole                                                                  0                      0
Laura C. Conigliaro                                                              0                      0
Frank T. Connor                                                                  0                      0
Donna L. Conti                                                                   0                      0
Edith W. Cooper                                                                  0                      0
Philip A. Cooper                                                                 0                      0
John W. Copeland                                                                 0                      0
Carlos A. Cordeiro                                                               0                      0
Henry Cornell                                                                    0                      0
E. Gerald Corrigan                                                               0                      0
Jon S. Corzine                                                                   0                      0
Claudio Costamagna                                    Italy                      0                      0
Frank L. Coulson, Jr.                                                            0                      0
Randolph L. Cowen                                                                0                      0
Neil D. Crowder                                                                  0                      0
John W. Curtis                                                                   0                      0
Stephen C. Daffron                                                               0                      0
John S. Daly                                         Ireland                     0                      0
Philip M. Darivoff                                                               0                      0
Matthew S. Darnall                                                               0                      0
Timothy D. Dattels                                   Canada                      0                      0

                              (Page 5 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Gavyn Davies                                           UK                        0                      0
David A. Dechman                                                                 0                      0
Paul C. Deighton                                       UK                        0                      0
Juan A. Del Rivero                                    Spain                      0                      0
Robert V. Delaney                                                                0                      0
Joseph Della Rosa                                                                0                      0
Emanuel Derman                                                                   0                      0
Andrew C. Devenport                                    UK                        0                      0
Stephen D. Dias                                        UK                        0                      0
Alexander C. Dibelius                                Germany                     0                      0
Simon P. Dingemans                                     UK                        0                      0
Sandra D'Italia                                                                  0                      0
Paula A. Dominick                                                                0                      0
Noel B. Donohoe                                      Ireland                     0                      0
Jana Hale Doty                                                                   0                      0
Robert G. Doumar, Jr.                                                            0                      0
John O. Downing                                                                  0                      0
Michael B. Dubno                                                                 0                      0
Connie Duckworth                                                                 0                      0
William C. Dudley                                                                0                      0
Matthieu B. Duncan                                                               0                      0
C. Steven Duncker                                                                0                      0
Karlo J. Duvnjak                                     Canada                      0                      0
Jay S. Dweck                                                                     0                      0
Gordon E. Dyal                                                                   0                      0
Isabelle Ealet                                       France                      0                      0
Glenn P. Earle                                         UK                        0                      0
Paul S. Efron                                                                    0                      0
Herbert E. Ehlers                                                                0                      0
Alexander S. Ehrlich                                                             0                      0
John E. Eisenberg                                                                0                      0

                              (Page 6 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Glenn D. Engel                                                                   0                      0
Michael P. Esposito                                                              0                      0
George C. Estey                                      Canada                      0                      0
Mark D. Ettenger                                                                 0                      0
J. Michael Evans                                     Canada                      0                      0
W. Mark Evans                                        Canada                      0                      0
Charles P. Eve                                         UK                        0                      0
Paul D. Farrell                                                                  0                      0
Elizabeth C. Fascitelli                                                          0                      0
Pieter Maarten Feenstra                          The Netherlands                 0                      0
Steven M. Feldman                                                                0                      0
Laurie R. Ferber                                                                 0                      0
Robert P. Fisher, Jr.                                                            0                      0
Lawton W. Fitt                                                                   0                      0
Stephen C. Fitzgerald                               Australia                    0                      0
David N. Fleischer                                                               0                      0
Jeffrey S. Flug                                                                  0                      0
David B. Ford                                                                    0                      0
Eric O. Fornell                                                                  0                      0
Edward C. Forst                                                                  0                      0
Oliver L. Frankel                                                                0                      0
Matthew T. Fremont-Smith                                                         0                      0
Christopher G. French                                                            0                      0
Richard A. Friedman                                                              0                      0
C. Douglas Fuge                                                                  0                      0
Joseph D. Gatto                                                                  0                      0
Emmanuel Gavaudan                                    France                      0                      0
Eduardo B. Gentil                                                                0                      0
Peter C. Gerhard                                                                 0                      0
Nomi P. Ghez                                       Israel/USA                    0                      0
H. John Gilbertson, Jr.                                                          0                      0

                              (Page 7 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Alan R. Gillespie                                      UK                        0                      0
Joseph H. Gleberman                                                              0                      0
Richard J. Gnodde                                   Ireland/                     0                      0
                                                  South Africa
Jeffrey B. Goldenberg                                                            0                      0
Jacob D. Goldfield                                                               0                      0
Amy O. Goodfriend                                                                0                      0
Jay S. Goodgold                                                                  0                      0
Andrew M. Gordon                                                                 0                      0
Robert D. Gottlieb                                                               0                      0
Geoffrey T. Grant                                                                0                      0
William M. Grathwohl                                                             0                      0
David J. Greenwald                                                               0                      0
Louis S. Greig                                         UK                        0                      0
Christopher Grigg                                      UK                        0                      0
Douglas C. Grip                                                                  0                      0
Eric P. Grubman                                                                  0                      0
Celeste A. Guth                                                                  0                      0
Joseph D. Gutman                                                                 0                      0
Erol Hakanoglu                                       Turkey                      0                      0
Roger C. Harper                                                                  0                      0
Charles T. Harris III                                                            0                      0
Robert S. Harrison                                                               0                      0
Shelley A. Hartman                                                               0                      0
Nobumichi Hattori                                     Japan                      0                      0
Stephen J. Hay                                         UK                        0                      0
Walter H. Haydock                                                                0                      0
Isabelle Hayen                                       Belgium                     0                      0
Thomas J. Healey                                                                 0                      0
John P. Heanue                                                                   0                      0
Robert C. Heathcote                                    UK                        0                      0

                              (Page 8 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Sylvain M. Hefes                                     France                      0                      0
David B. Heller                                                                  0                      0
Steven M. Heller                                                                 0                      0
R. Douglas Henderson                                                             0                      0
David L. Henle                                                                   0                      0
Mary C. Henry                                                                    0                      0
Robert E. Higgins                                                                0                      0
M. Roch Hillenbrand                                                              0                      0
Maykin Ho                                                                        0                      0
Timothy E. Hodgson                                   Canada                      0                      0
Jacquelyn M. Hoffman-Zehner                          Canada                      0                      0
Christopher G. Hogg                                   USA/                       0                      0
                                                   New Zealand
Gregory T. Hoogkamp                                                              0                      0
Robert D. Hormats                                                                0                      0
Robert G. Hottensen, Jr.                                                         0                      0
James A. Hudis                                                                   0                      0
Terry P. Hughes                                      Ireland                     0                      0
Bimaljit S. Hundal                                     UK                        0                      0
Robert J. Hurst                                                                  0                      0
Francis J. Ingrassia                                                             0                      0
Timothy J. Ingrassia                                                             0                      0
Masahiro Iwano                                        Japan                      0                      0
William L. Jacob III                                                             0                      0
Mark M. Jacobs                                                                   0                      0
Richard I. Jaffee                                                                0                      0
Reuben Jeffery III                                                               0                      0
Stefan J. Jentzsch                                   Germany                     0                      0
Dan H. Jester                                                                    0                      0
Daniel J. Jick                                                                   0                      0
Robert H. Jolliffe                                     UK                        0                      0

                              (Page 9 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Robert C. Jones                                                                  0                      0
Reginald L. Jones III                                                            0                      0
Chansoo Joung                                                                    0                      0
Andrew J. Kaiser                                                                 0                      0
Donald G. Kane II                                                                0                      0
Ann F. Kaplan                                                                    0                      0
Barry A. Kaplan                                                                  0                      0
David A. Kaplan                                                                  0                      0
Jason S. Kaplan                                                                  0                      0
Robert S. Kaplan                                                                 0                      0
Scott B. Kapnick                                                                 0                      0
Erland S. Karlsson                                   Sweden                      0                      0
Carolyn F. Katz                                                                  0                      0
Robert J. Katz                                                                   0                      0
Sofia Katzap                                                                     0                      0
Haruo Kawamura                                        Japan                      0                      0
Tetsuya Kawano                                        Japan                      0                      0
Sion P. Kearsey                                        UK                        0                      0
R. Mark Keating                                                                  0                      0
John L. Kelly                                                                    0                      0
Kevin W. Kennedy                                                                 0                      0
Peter D. Kiernan III                                                             0                      0
James T. Kiernan, Jr.                                                            0                      0
Sun Bae Kim                                          Canada                      0                      0
Douglas W. Kimmelman                                                             0                      0
Colin E. King                                        Canada                      0                      0
Robert C. King, Jr.                                                              0                      0
Adrian P. Kingshott                                    UK                        0                      0
Ewan M. Kirk                                           UK                        0                      0
Michael K. Klingher                                                              0                      0
Craig A. Kloner                                                                  0                      0

                              (Page 10 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Bradford C. Koenig                                                               0                      0
Mark J. Kogan                                                                    0                      0
Jonathan L. Kolatch                                                              0                      0
David J. Kostin                                                                  0                      0
Koji Kotaka                                           Japan                      0                      0
Peter S. Kraus                                                                   0                      0
Christoph M. Ladanyi                                 Austria                     0                      0
David  G. Lambert                                                                0                      0
Pierre F. Lapeyre Jr.                                                            0                      0
Bruce M. Larson                                                                  0                      0
Thomas D. Lasersohn                                                              0                      0
Anthony D. Lauto                                                                 0                      0
Susan R. Leadem                                                                  0                      0
Andrew D. Learoyd                                      UK                        0                      0
Donald C. Lee                                                                    0                      0
Kenneth H. M. Leet                                                               0                      0
Paulo C. Leme                                                                    0                      0
Hughes B. Lepic                                      France                      0                      0
Alan B. Levande                                                                  0                      0
Thomas B. Lewis, Jr.                                                             0                      0
Mark E. Leydecker                                                                0                      0
Matthew G. L'Heureux                                                             0                      0
Aaron D. Liberman                                                                0                      0
Gwen R. Libstag                                                                  0                      0
Stephen C. Lichtenauer                                                           0                      0
Roger A. Liddell                                       UK                        0                      0
Richard J. Lieb                                                                  0                      0
Mitchell J. Lieberman                                                            0                      0
Josephine Linden                                       UK                        0                      0
Lawrence H. Linden                                                               0                      0
Robert Litterman                                                                 0                      0

                              (Page 11 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Robert H. Litzenberger                                                           0                      0
Ernest S. Liu                                                                    0                      0
David J. Lockwood                                                                0                      0
Jonathan M. Lopatin                                                              0                      0
Francisco Lopez-Balboa                                                           0                      0
Victor M. Lopez-Balboa                                                           0                      0
Antigone Loudiadis                                                               0                      0
C. Richard Lucy                                                                  0                      0
Michael C. Luethke                                                               0                      0
Michael R. Lynch                                                                 0                      0
Shogo Maeda                                                                      0                      0
John A. Mahoney                                                                  0                      0
Sean O. Mahoney                                                                  0                      0
Jun Makihara                                          Japan                      0                      0
Russell E. Makowsky                                                              0                      0
Peter G.C. Mallinson                                   UK                        0                      0
Charles G. R.  Manby                                                             0                      0
Barry A. Mannis                                                                  0                      0
Richard J. Markowitz                                                             0                      0
Ronald G. Marks                                                                  0                      0
Robert J. Markwick                                     UK                        0                      0
Eff W. Martin                                                                    0                      0
Jacques Martin                                       Canada                      0                      0
John J. Masterson                                                                0                      0
David J. Mastrocola                                                              0                      0
Kathy M. Matsui                                                                  0                      0
Tadanori Matsumura                                    Japan                      0                      0
Heinz Thomas Mayer                                                               0                      0
Richard X. McArdle                                                               0                      0
Theresa E. McCabe                                                                0                      0
Joseph M. McConnell                                                              0                      0

                              (Page 12 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Mark E. McGoldrick                                                               0                      0
Stephen J. McGuinness                                                            0                      0
John C. McIntire                                                                 0                      0
John W. McMahon                                                                  0                      0
Geraldine F. McManus                                                             0                      0
Audrey A. McNiff                                                                 0                      0
Anne Welsh McNulty                                                               0                      0
John P. McNulty                                                                  0                      0
E. Scott Mead                                                                    0                      0
David M. Meerschwam                                                              0                      0
Sanjeev K. Mehra                                      India                      0                      0
Richard W. Meister                                                               0                      0
Amos Meron                                                                       0                      0
T. Willem Mesdag                                                                 0                      0
Kenneth A. Miller                                                                0                      0
Therese L. Miller                                                                0                      0
James E. Milligan                                                                0                      0
Eric M. Mindich                                                                  0                      0
Peter A. Mindnich                                                                0                      0
Edward S. Misrahi                                     Italy                      0                      0
Steven T. Mnuchin                                                                0                      0
Kurt C. Mobley                                                                   0                      0
Masanori Mochida                                      Japan                   135,428                135,428
Karsten N. Moller                                    Denmark                     0                      0
Thomas K. Montag                                                                 0                      0
Wayne L. Moore                                                                   0                      0
Yukihiro Moroe                                        Japan                      0                      0
Robert B. Morris III                                                             0                      0
Michael P. Mortara                                                               0                      0
Matthias R. Mosler                                   Germany                     0                      0
Jeffrey M. Moslow                                                                0                      0

                              (Page 13 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Sharmin Mossavar-Rahmani                               UK                        0                      0
Ian Mukherjee                                          UK                        0                      0
Edward A. Mule                                                                   0                      0
Donald J. Mulvihill                                                              0                      0
Patrick E. Mulvihill                                 Ireland                     0                      0
Richard A. Murley                                      UK                        0                      0
Philip D. Murphy                                                                 0                      0
Thomas S. Murphy, Jr.                                                            0                      0
Gaetano J. Muzio                                                                 0                      0
Michiya Nagai                                         Japan                      0                      0
Kiyotaka Nakamura                                     Japan                      0                      0
Avi M. Nash                                                                      0                      0
Trevor Nash                                            UK                        0                      0
Warwick M. Negus                                                                 0                      0
Daniel M. Neidich                                                                0                      0
Kipp M. Nelson                                                                   0                      0
Robin Neustein                                                                   0                      0
Duncan L. Niederauer                                                             0                      0
Suzanne M. Nora Johnson                                                          0                      0
Christopher K. Norton                                                            0                      0
Michael E. Novogratz                                                             0                      0
Jay S. Nydick                                                                    0                      0
Alok Oberoi                                            UK                        0                      0
Jinsuk T. Oh                                       South Korea                   0                      0
John C. O'Hara                                                                   0                      0
Terence J. O'Neill                                     UK                        0                      0
Timothy J. O'Neill                                                               0                      0
Richard T. Ong                                      Malaysia                     0                      0
Ronald M. Ongaro                                                                 0                      0
Donald C. Opatrny, Jr.                                                           0                      0
Daniel B. O'Rourke                                                               0                      0

                              (Page 14 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Robert J. O'Shea                                                                 0                      0
Greg M. Ostroff                                                                  0                      0
Terence M. O'Toole                                                               0                      0
Robert J. Pace                                                                   0                      0
Robert N. Packer                                                                 0                      0
Gregory K. Palm                                                                  0                      0
Mukesh K. Parekh                                                                 0                      0
Melissa B. Patrusky                                                              0                      0
Henry M. Paulson, Jr.                                                            0                      0
Alberto M. Piedra Jr.                                                            0                      0
Stephen R. Pierce                                                                0                      0
Philip J. Pifer                                                                  0                      0
Scott M. Pinkus                                                                  0                      0
Timothy C. Plaut                                     Germany                     0                      0
Andrea Ponti                                        USA/Italy                    0                      0
Wiet H. Pot                                      The Netherlands                 0                      0
Michael J. Poulter                                     UK                        0                      0
John J. Powers                                                                   0                      0
Michael A. Price                                                                 0                      0
Scott S. Prince                                                                  0                      0
Stephen D. Quinn                                                                 0                      0
John J. Rafter                                       Ireland                     0                      0
Dioscoro-Roy I. Ramos                             Phillippines                   0                      0
Charlotte P. Ransom                                    UK                        0                      0
Michael G. Rantz                                                                 0                      0
Joseph Ravitch                                                                   0                      0
Girish V. Reddy                                                                  0                      0
Arthur J. Reimers                                                                0                      0
Anthony John Reizenstein                               UK                        0                      0
James P. Riley, Jr.                                                              0                      0
Simon M. Robertson                                     UK                        0                      0

                              (Page 15 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
J. David Rogers                                                                  0                      0
John F.W. Rogers                                                                 0                      0
Emmanuel Roman                                                                   0                      0
Pamela P. Root                                                                   0                      0
Ralph F. Rosenberg                                                               0                      0
Jacob D. Rosengarten                                                             0                      0
Stuart M. Rothenberg                                                             0                      0
Michael S. Rubinoff                                                              0                      0
Paul M. Russo                                                                    0                      0
Richard M. Ruzika                                                                0                      0
John C. Ryan                                                                     0                      0
Michael D. Ryan                                                                  0                      0
J. Michael Sanders                                                               0                      0
Allen Sangines-Krause                                Mexico                      0                      0
Richard A. Sapp                                                                  0                      0
Joseph Sassoon                                       Israel                      0                      0
Tsutomu Sato                                          Japan                     240                    240
Muneer A. Satter                                                                 0                      0
Jonathan S. Savitz                                                               0                      0
Peter Savitz                                                                     0                      0
P. Sheridan Schechner                                                            0                      0
Gary B. Schermerhorn                                                             0                      0
Mitchell I. Scherzer                                 Canada                      0                      0
Howard B. Schiller                                                               0                      0
Antoine Schwartz                                                                 0                      0
Eric S. Schwartz                                                                 0                      0
Mark Schwartz                                                                    0                      0
Steven M. Scopellite                                                             0                      0
David J. Scudellari                                                              0                      0
Charles B. Seelig, Jr.                                                           0                      0
Steven M. Shafran                                                                0                      0

                              (Page 16 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Richard S. Sharp                                       UK                        0                      0
John P. Shaughnessy                                                              0                      0
Robert J. Shea, Jr.                                                              0                      0
James M. Sheridan                                                                0                      0
Richard G. Sherlund                                                              0                      0
Michael S. Sherwood                                    UK                        0                      0
Howard A. Silverstein                                                            0                      0
Richard P. Simon                                                                 0                      0
Victor R. Simone, Jr.                                                            0                      0
Dinakar Singh                                                                    0                      0
Ravi Sinha                                          USA/India                    0                      0
Allen W. Sinsheimer                                                              0                      0
Edward M. Siskind                                                                0                      0
Christian J. Siva-Jothy                                UK                        0                      0
Mark F. Slaughter                                                                0                      0
Cody J Smith                                                                     0                      0
Michael M. Smith                                                                 0                      0
Sarah E. Smith                                         UK                        0                      0
Randolph C. Snook                                                                0                      0
Jonathan S. Sobel                                                                0                      0
Judah C. Sommer                                                                  0                      0
Theodore T. Sotir                                                                0                      0
Marc A. Spilker                                                                  0                      0
Daniel W. Stanton                                                                0                      0
Esta E. Stecher                                                                  0                      0
Fredric E. Steck                                                                 0                      0
Robert K. Steel                                                                  0                      0
Robert S. Stellato                                                               0                      0
Raymond S. Stolz                                                                 0                      0
Steven H. Strongin                                                               0                      0
Andrew J. Stuart                                    Australia                    0                      0

                              (Page 17 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Patrick Sullivan                                                                 0                      0
Hsueh J. Sung                                        Taiwan                      0                      0
George M. Suspanic                                    Spain                      0                      0
Peter D. Sutherland                                  Ireland                     0                      0
Gene T. Sykes                                                                    0                      0
Gary A. Syman                                                                    0                      0
John H. Taylor                                                                   0                      0
Robert E. Taylor                                                                 0                      0
Greg W. Tebbe                                                                    0                      0
Mark R. Tercek                                                                   0                      0
Donald F. Textor                                                                 0                      0
John A. Thain                                                                    0                      0
John L. Thornton                                                                 0                      0
Daisuke Toki                                          Japan                      0                      0
John R. Tormondsen                                                               0                      0
Leslie C. Tortora                                                                0                      0
John L. Townsend, III                                                            0                      0
Mark J. Tracey                                         UK                        0                      0
Byron D. Trott                                                                   0                      0
Michael A. Troy                                                                  0                      0
Robert B. Tudor III                                                              0                      0
Thomas E. Tuft                                                                   0                      0
Barry S. Turkanis                                                                0                      0
Malcolm B. Turnbull                                 Australia                   554                    554
Harkanwar Uberoi                                      India                      0                      0
Kaysie P. Uniacke                                                                0                      0
John E. Urban                                                                    0                      0
Hugo H. Van Vredenburch                          The Netherlands                 0                      0
Lee G. Vance                                                                     0                      0
John J. Vaske                                                                    0                      0
Oksana Vayner-Ryklin                                                             0                      0

                              (Page 18 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------

David A. Viniar                                                                  0                      0
Barry S. Volpert                                                                 0                      0
George H. Walker                                                                 0                      0
Thomas B. Walker III                                                             0                      0
Nicholas J. Walsh                                      UK                        0                      0
David R. Walton                                        UK                        0                      0
Hsueh-Ming Wang                                                                  0                      0
Patrick J. Ward                                                                  0                      0
Haruko Watanuki                                       Japan                      0                      0
Edward F. Watts Jr.                                                              0                      0
David M. Weil                                                                    0                      0
John S. Weinberg                                                                 0                      0
Peter A. Weinberg                                                                0                      0
Mark S. Weiss                                                                    0                      0
George W. Wellde, Jr.                                                            0                      0
Bradley W. Wendt                                                                 0                      0
Peter S. Wheeler                                       UK                        0                      0
Barbara A. White                                                                 0                      0
A. Carver Wickman                                                                0                      0
Susan A. Willetts                                                                0                      0
Anthony G. Williams                                    UK                        0                      0
Gary W. Williams                                                                 0                      0
Todd A. Williams                                                                 0                      0
Kendrick R. Wilson III                                                           0                      0
Jon Winkelried                                                                   0                      0
Steven J. Wisch                                                                  0                      0
Richard E. Witten                                                                0                      0
Tracy R. Wolstencroft                                                            0                      0
Zi Wang Xu                                        Canada/China                   0                      0
Tetsufumi Yamakawa                                    Japan                      0                      0
Yasuyo Yamazaki                                       Japan                     11                     11

                              (Page 19 of 29 Pages)

-----------------------------------------------------------------------------------------------------------------
                  Item 1                             Item 6                   Item 7                 Item 9
        Names of Reporting Persons             Citizenship (United     Sole Voting Power of     Sole Dispositive
                                             States unless otherwise     Uncovered Shares      Power of Uncovered
                                                   indicated)                                        Shares
-----------------------------------------------------------------------------------------------------------------
Danny O. Yee                                                                     0                      0
Jaime E. Yordan                                                                  0                      0
W. Thomas York Jr.                                                               0                      0
Michael J. Zamkow                                                                0                      0
Paolo Zannoni                                         Italy                      0                      0
Yoel Zaoui                                                                       0                      0
Gregory H. Zehner                                                                0                      0
Jide J. Zeitlin                                                                  0                      0
Joan H. Zief                                                                     0                      0
Joseph R. Zimmel                                                                 0                      0
James P. Ziperski                                                                0                      0
Barry L. Zubrow                                                                  0                      0
Mark A. Zurack                                                                   0                      0

                              (Page 20 of 29 Pages)

Item 1. Security and Issuer
---------------------------

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background
-------------------------------

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the persons ("Covered Persons") who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which the Covered Persons are party (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and the agreement that this filing may be so made is contained in the Shareholders' Agreement.

         This Schedule contains certain information relating to Sumitomo Bank Capital Markets, Inc. ("SBCM") and Kamehameha Activities Association ("KAA"), who may be deemed to be members of a "group" with the Covered Persons. Each Covered Person hereby disclaims beneficial ownership of the shares of Common Stock and other equity securities of GS Inc. subject to the Voting Agreements between SBCM and KAA, respectively, on the one hand, and GS Inc., on the other hand (respectively, the "SBCM Shares" and the "KAA Shares"), referred to below (see Item 6 -- Voting Agreements). All information contained in this Schedule relating to SBCM and KAA has been derived from the final prospectus, dated May 3, 1999, made part of the Registration Statement on Form S-1 filed by GS Inc. (File No. 333-74449). The Covered Persons understand that SBCM and KAA each propose to file a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. subject to the Voting Agreements; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to SBCM and KAA.

         Appendix A hereto also provides the citizenship of each Covered Person, if other than the United States. Each Covered Person is a senior professional employed or formerly employed by GS Inc. GS Inc. is a global investment banking and securities firm with three principal business lines: investment banking; trading and principal investments; and asset management and securities services. Except as indicated on Annex A, the business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

         (d), (e) Except as described in Annex A, during the last five years, no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         The Covered Shares have been and will be acquired by the Covered Persons in the following manner: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") acquired certain Covered Shares in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations and (ii) the Covered Persons have acquired and will acquire beneficial ownership of certain other Covered Shares in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire Common Stock not subject to the Shareholders' Agreement ("Uncovered Shares") for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

Item 4. Purpose of Transactions
-------------------------------

         The Covered Persons acquired the Covered Shares in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and through certain employee compensation, benefit or similar plans of GS Inc. Covered Persons may from time to time acquire Uncovered Shares for investment purposes. Except as described in Item 6 and except for the acquisi-tion by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described in the

                              (Page 21 of 29 Pages)
immediately preceding sentence, none of the Covered Persons has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person and disclaims beneficial ownership of the SBCM Shares and the KAA Shares. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule and Appendix A set forth the percentage range of Covered Shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition; the number of Uncovered Shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition; and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person and disclaims beneficial ownership of the SBCM Shares and the KAA Shares.

         (c) Except as described in Annex C, no Covered Person has effected any transactions in Common Stock during the past 60 days.

         (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer
        --------------------------------------------------------

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement is filed as an exhibit to this Schedule 13D and the following summary of the terms of this agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

         The Covered Shares include generally all Common Stock acquired or to be acquired from GS Inc. by the Covered Persons. Covered Shares include: shares of Common Stock acquired by the former profit participating limited partners active in the business of Group L.P. in exchange for their interests in Group L.P. and certain of its affiliates; shares of Common Stock acquired or to be acquired through the grant of restricted stock units, stock options and interests in a defined contribution plan (except for certain Uncovered Shares as specified in Appendix A); and, unless otherwise determined by the board of directors and the Shareholders' Committee, any shares of Common Stock acquired or to be acquired by the Covered Persons from GS Inc. through any other employee compensation, benefit or similar plan. Covered Shares do not include any shares of Common Stock purchased or to be purchased by a Covered Person in the open market or in a subsequent underwritten public offering.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things: to retain beneficial ownership of Covered Shares at least equal to 25% of the cumulative number of Covered Shares beneficially owned by him or her at the time he or she became a Covered Person or acquired by him or her thereafter and with no credit for dispositions (the "General Transfer Restrictions") for so long as he or she is a Covered Person and an employee of GS Inc. (an "Employee Covered Person"); and to comply with underwriters' lockup arrangements that expire November 3, 1999.

         The former profit participating limited partners active in the business of Group L.P. will also be subject to limitations on their ability to transfer Covered Shares received in connection with the succession of GS Inc. to the

                              (Page 22 of 29 Pages)
business of Group L.P. Under these restrictions, each such former profit participating limited partner has agreed that he or she will not transfer such Covered Shares until the third anniversary of the date of GS Inc.'s initial public offering of its Common Stock (the "Partner Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The Partner Transfer Restrictions will lapse as to such Covered Shares in equal installments on each of the third, fourth and fifth anniversaries of the date of GS Inc.'s initial public offering of its Common Stock. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person.

WAIVERS

         Except in the case of a third-party tender or exchange offer, the Partner Transfer Restrictions may be waived or terminated at any time by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee". The Shareholders' Committee also has the power to waive the General Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of Common Stock and tender and exchange offers and share repurchase programs by GS Inc.; transfer Covered Shares to charities, including charitable foundations; transfer Covered Shares held in employee benefit plans; and transfer Covered Shares in specific transactions (for example, to immediate family members and trusts) or circumstances.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the Voting Interests (as defined below); or if the board of directors is recommending rejection of the tender or exchange offer, by 66b% of the outstanding Voting Interests.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Voting Interests may also elect to waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of the Voting Interests on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Covered Share held by an Employee Covered Person and each other Covered Share subject to the Partner Transfer Restrictions will be voted in accordance with the majority of the votes cast by the Voting Interests in the Preliminary Vote. In elections of directors, each Covered Share will be voted in favor of the election of those persons receiving the highest numbers of votes cast by the Voting Interests in the Preliminary Vote. "Voting Interests" are Covered Shares beneficially owned by all Covered Persons through December 31, 2000 and thereafter are Covered Shares beneficially owned by all Employee Covered Persons.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits the Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any Covered Shares in a voting trust or subject any Covered Shares to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050, and the time it is terminated by the vote of 66 2/3% of the outstanding Voting Interests. The Partner Transfer Restrictions will not terminate upon the expiration or termination of the Shareholders' Agreement unless previously waived or terminated or unless subsequently waived or terminated by the board of directors. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Voting Interests.

                              (Page 23 of 29 Pages)

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee shall at any time consist of each of those individuals who are both Employee Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Employee Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Employee Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Employee Covered Persons.

VOTING AGREEMENTS

         Both SBCM and KAA have, in separate voting agreements, each dated April 30, 1999 (each, a "Voting Agreement"), agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the Voting Agreements will result in the shares of Common Stock owned by SBCM and KAA being voted in the same manner as the Covered Shares. The Covered Persons are not parties to the Voting Agreements, and the Voting Agreements are not enforceable by the Covered Persons, will continue to exist independent of the existence of the Shareholders' Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons. The Voting Agreements are filed as exhibits to this Schedule 13D and the foregoing summary of these agreements is qualified in its entirety by reference thereto.

         Each Covered Person hereby disclaims beneficial ownership of the SBCM Shares and the KAA Shares.

UNDERWRITERS' LOCKUP

         In connection with GS Inc.'s initial public offering, each Covered Person has agreed pursuant to Section 2.3(a) of the Shareholders' Agreement to comply with Section 6(e) of the underwriting agreements related to GS Inc.'s initial public offering and, accordingly, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from May 3, 1999 continuing through November 3, 1999, except with the prior written consent of Goldman, Sachs & Co.

PLEDGE AGREEMENTS

         Each former profit participating limited partner active in the business of Group L.P. has pledged to GS Inc. Common Stock or other assets with an initial value equal to $15 million for each such person who initially serves on the board of directors, the Management Committee or the Partnership Committee of GS Inc. and $10 million for each other such person. This pledge secures the liquidated damages provision of a noncompetition agreement which each such person has entered into with GS Inc. The form of agreement relating to noncompetition and other covenants and the form of pledge agreement are filed as exhibits to this Schedule 13D and the foregoing summary of these agreements is qualified in its entirety by reference thereto.

         In addition, Masanori Mochida, a Covered Person, has pledged 135,428 shares of Common Stock (all of which are Uncovered Shares) to GS Inc. as security for a loan made by Group L.P. to him. The pledge agreement relating to such 135,428 shares is filed as an exhibit to this Schedule 13D and the foregoing summary of this agreement is qualified in its entirety by reference thereto.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit                        Description
-------                        -----------

A.           Shareholders' Agreement, dated as of May 7, 1999.

                              (Page 24 of 29 Pages)

B. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association.

C. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc.

D. Form of Agreement Relating to Noncompetition and Other Covenants (incorporated by reference to Exhibit 10.20 to the registration statement on Form S-1 (File No.
             333-74449) filed by The Goldman Sachs Group, Inc.).

E.           Form of Pledge Agreement (incorporated by reference to
             Exhibit 10.21 to the registration statement on Form S-1
             (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

F. Pledge Agreement, dated May 5, 1999, between Masanori Mochida and The Goldman Sachs Group, Inc.


                              (Page 25 of 29 Pages)

                                                                         ANNEX A


     INFORMATION REQUIRED AS TO PROCEEDINGS DESCRIBED IN ITEMS 2(D) AND 2(E)


         None.


                              (Page 26 of 29 Pages)

                                                                         ANNEX B


ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS

         None.


                              (Page 27 of 29 Pages)

                                                                         ANNEX C


ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED DURING THE LAST 60 DAYS BY THE COVERED PERSONS.

         On May 7, 1999, the former profit participating limited partners active in the business of Group L.P. acquired beneficial ownership of an aggregate of 265,019,073 shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates.

         On May 7, 1999, certain other Covered Persons acquired beneficial ownership of an aggregate of 12,555,866 shares of Common Stock through the grant of interests in a defined contribution plan established by GS Inc.

         On May 7, 1999, SBCM acquired 30,425,052 shares of Common Stock in exchange for part of their interests in Group L.P. and certain of its affiliates and disposed of 9,000,000 shares of Common Stock in GS Inc.'s initial public offering.

         On May 7, 1999, KAA acquired 30,975,421 shares of Common Stock in exchange for their interests in Group L.P. and disposed of 9,000,000 shares of Common Stock in GS Inc.'s initial public offering.


                              (Page 28 of 29 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1999

                                       By: /s/Gregory K. Palm
                                           ---------------------------------
                                           Name:  Gregory K. Palm
                                           Title: Attorney-in-Fact, pursuant to
                                                  Section 6.2 of the
                                                  Shareholders' Agreement


                              (Page 29 of 29 Pages)

                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

A.             Shareholders' Agreement dated as of May 7, 1999.

B. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association.

C. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc.

D. Form of Agreement Relating to Noncompetition and Other Covenants (incorporated by reference to Exhibit 10.20 to the registration statement on Form S-1 (File No.
               333-74449) filed by The Goldman Sachs Group, Inc.).

E.             Form of Pledge Agreement (incorporated by reference to
               Exhibit 10.21 to the registration statement on Form S-1
               (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

F. Pledge Agreement, dated May 5, 1999, between Masanori Mochida and The Goldman Sachs Group, Inc.